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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67570

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bridge Capital Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5726 Williamsburg Drive
(No. and Street)

Norcross	GA	30093
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carrie Wisniewski	678-640-2120	carrie@bridgecapitalassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Caroline Wisniewski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bridge Capital Associates, Inc. _____, as of December 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Tiffany Messenger
NOTARY PUBLIC
Barrow County, GEORGIA
My Commission Expires
02/09/2024

Signature:
Caroline Wisniewski

Title:
President/FINOP

Tiffany Messenger
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bridge Capital Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridge Capital Associates, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

March 31, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bridge Capital Associates, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bridge Capital Associates, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Bridge Capital Associates, Inc. stated that Bridge Capital Associates, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Bridge Capital Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridge Capital Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Bridge Capital Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bridge Capital Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating Bridge Capital Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Bridge Capital Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bridge Capital Associates, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bridge Capital Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 31, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

BRIDGE CAPITAL ASSOCIATES, INC.
Financial Statements
For the Year Ended December 31, 2022
With Report of Independent Registered
Public Accounting Firm

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash	$	1,391,468
Accounts receivable from investment banking		108,833
Accounts receivable from registered reps		107,068
Prepaid expenses		44,576
Property and Equipment, net of accumulated depreciation of $32,571		10,090
Due from stockholder		5,241
Total Assets	**$**	**1,667,276**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	47,138
Commissions Payable		200,465
Due to Related Party		7,931
Deferred revenue		862,250
Total Liabilities		1,117,784
STOCKHOLDER'S EQUITY		549,492
Total Liabilities and Stockholder's Equity	**$**	**1,667,276**

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2022

REVENUES	
Investment banking	$14,131,214
Fees from registered representatives	424,917
Referral fees	117,482
Proceeds from legal settlement	277,587
Interest	185
Other	133,640
Total revenues	15,085,025
EXPENSES	
Commissions	$13,890,400
Compensation and benefits	507,107
Technology and communications	92,622
Other	712,349
Total expenses	15,202,478
NET LOSS	$ (117,453)

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(117,453)
Items which do not affect cash:	
Depreciation	5,195
Adjustments to reconcile net loss to net cash provided by operations:	
Decrease in Prepaid Expenses	46,018
Increase in due from stockholder	(36)
Decrease in Due From Related Party	50,710
Decrease in Commissions Payable	(1,219,127)
Increase in Deferred Revenue	409,750
Decrease in Accounts Receivable from investment banking	1,427,757
Decrease in Accounts Payable and accrued expenses	(125,980)
Increase in accounts receivable from registered reps	(4,574)
Decrease in Due to Related Party	(22,967)
NET CASH PROVIDED BY OPERATING ACTIVITIES	449,293
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(8,500)
NET CASH USED BY INVESTING ACTIVITIES	(8,500)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to stockholder	(105,000)
NET CASH USED BY FINANCING ACTIVITIES	(105,000)
NET INCREASE IN CASH	335,793
CASH:	
Beginning of year	1,055,675
End of year	$1,391,468

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2022

Balance, December 31, 2021	$771,945
Net Loss	(117,453)
Distributions to Stockholder	(105,000)
Balance, December 31, 2022	$549,492

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bridge Capital Associates, Inc. (the "Company"), a Florida corporation, was organized in January 2007 and became a broker-dealer in July 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides a full-service brokerage firm platform for investment bankers and mergers and acquisitions professionals through an independent contractor business model that allows investment banking professionals to maintain their existing corporate identity and infrastructure with minimal modifications required in order to achieve full compliance with SEC, FINRA and state rules and regulations.

Cash: The Company maintains its bank accounts in high credit quality financial institutions. At times, balances may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

Pursuant to the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Deferred Revenues: Deferred revenues includes fees charged to brokers as well as retainers from engagements in which performance obligations were not satisfied prior to the end of 2022 that are

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Deferred Revenues (Continued):
recognized as revenues when earned. The amount of deferred revenues from fees charged to brokers at December 31, 2022 is approximately $107,250.

Revenue Recognition: Revenue from contracts with customers includes investment banking revenue from placement and advisory services and referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Advisory agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the corporate financing activity is completed ("success fees"). In some cases, the retainer fees reduce any success fee subsequently invoiced and received upon the completion of the corporate financing activity. The Company has evaluated its nonrefundable retainer fees, to ensure they relate to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, the retainers received would be classified as deferred revenue on the Statement of Financial Condition. Retainers received from engagements in which performance obligations were not satisfied prior to the end of 2022 amounted to approximately $755,000 and have thus been included in deferred revenues.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the customer. All retainers recognized during 2022 were from engagements that resulted in the completion of a transaction or formal termination of the engagement prior to the end of 2022.

Success fee revenue for advisory agreements is recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

The Company receives referral fees from an agreement with another broker dealer to transact on behalf of customers referred by the Company. Fees are transaction based, including trade execution services, and are recognized at the point in time that the transaction is executed, i.e., the trade date, as this is when the customer obtains control of the asset and can direct the use of and obtain substantially all of the remaining benefits from the asset.

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations that are due in accordance with the terms agreed upon. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

BRIDGE CAPITAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONT'D)

Accounts Receivable (Continued):
Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Property and Equipment: Property and Equipment are recorded at cost. Depreciation is provided by use of the straight line method over the estimated useful lives of the respective assets which range from five to seven years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Advertising Costs: Advertising costs are charged to expense as incurred. Advertising costs for 2022 were approximately $49,205 and are included in other expenses in the accompanying Statement of Operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $376,776 which was $359,740 in excess of its required net capital of $17,036 and its ratio of aggregate indebtedness to net capital was .68 to 1.00.

NOTE C – RELATED PARTY TRANSACTIONS

The sole stockholder of the Company is also the sole shareholder of B/D Compliance Associates, Inc. (BDCA) and is the sole managing member of Headstrong Properties, LLC (Headstrong). BDCA is a regulatory compliance consulting firm, and Headstrong owns residential rental properties.

NOTE C – RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has an expense sharing and management services agreement with BDCA. Under the agreement, BDCA allocates certain operating expenses to the Company based upon estimated usage. The Company was allocated approximately $83,264 of such expenses during 2022. The due to related party within the accompanying statement of financial condition arises from this agreement.

The Company occupies space owned by Headstrong in Ponce Inlet, Florida. The space in Ponce Inlet, Florida is within a residential high rise and is provided at no cost to the Company.

At times, the Company pays for expenses on behalf of its sole stockholder for which it subsequently seeks reimbursement. The due from stockholder within the accompanying statement of financial condition arises from the Company's payment of such expenses that have yet to be reimbursed by the Company's sole stockholder.

The Company informally loaned $75,710 to Headstrong in the current and previous years to help fund its operations. These loans were forgiven by the Company during 2022 and have been included in other expenses within the accompanying Statement of Operations.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

NOTE D — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has been named as a defendant in a matter in progress at December 31, 2022 related to allegations that the Company hired brokers while they were subject to a non-competition agreement at their former employer. The resolution of this matter is not expected to have a significant impact on the financial position of the Company.

NOTE D - CONTINGENCIES (CONTINUED)

The Company has also been named as a defendant in litigation in a matter in progress at December 31, 2022 related to allegations that the Company offered securities products that were known to be unsuitable for the plaintiff investors. The resolution of this matter is not expected to have a significant impact on the financial position of the Company.

NOTE E – CONCENTRATIONS

During 2022, the Company had two customers that accounted for approximately 43% of investment banking revenues. Approximately 95% of accounts receivable from investment banking at December 31, 2022, is due from five customers.

NOTE F – PROCEEDS FROM LEGAL SETTLEMENT

The Company settled a complaint against two former registered representatives that were terminated by the Company during 2022 as well as the unregistered entity with whom the former registered representatives are affiliated. The Company received approximately $277,587 as a result of this settlement that has been included in proceeds from legal settlement in the accompanying Statement of Operations.

BRIDGE CAPITAL ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

NET CAPITAL:

Total stockholder's equity	$ 549,492
Less non allowable assets:	
Prepaid expenses	44,576
Accounts receivable from investment banking, net	5,741
Property and equipment, net	10,090
Accounts receivable from registered reps	107,068
Due from stockholder	5,241
Total deductions	172,716
Net capital	376,776
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	17,036
Excess net capital	359,740
Aggregate indebtedness, liabilities less deferred revenue	255,534
Ratio of aggregate indebtedness to net capital	.68 to 1.00

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2022.

There was no significant difference between the above computation and net capital in the Focus Part IIA of Form X-17A-5, as amended, as of December 31, 2022.

BRIDGE CAPITAL ASSOCIATES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.